Exhibit 99.1

Nano Labs Launches iPollo Metaverse Photography Studio Service

HANGZHOU, China, October 16, 2023 /PRNewswire/ -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced the introduction of a new photography studio service (hereafter, “the New Service”) within its iPollo Metaverse business segment. The New Service, which merges 3D scanning and printing services, aims to offer innovative experiences in digital avatar collection and the creation of lifelike 3D figures. During the 2023 Hangzhou Asian Games, a quadrennial multi-sport event featuring athletes from across Asia, the New Service catered to over 5,000 athletes and garnered attention and media coverage from numerous outlets, establishing it as a popular destination within the Asian Games Village.

The New Service, featuring an image scanning cabin, adeptly captures athletes’ memorable moments, solidifying its status as one of the most sought-after technological applications in the Asian Games Village. Integrated with iPollo’s 3D scanning, printing, and AR technologies, the iPollo Metaverse crafts varied digital environments for multiple IPs, enhancing user engagement and hastening the digital transition of IPs into the Metaverse realm. Furthermore, iPollo’s 3D full-color printing technology brings digitized IPs to life in exquisite form, while providing personalized services to users through its iPollo Store, thereby showcasing the allure of the Metaverse.

Moreover, the Company has successfully initiated the tape-out of Cuckoo 3.0, the third iteration of the Nano Labs Cuckoo series, marking a significant advancement in the development of the Company’s Cuckoo series.

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of the ASIC-based Grin mining market *. For more information, please visit the Company’s website at: https://ir.nano.cn/.

*According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com